GYSAN HOLDINGS, INC.

Unit 7, 833-1st Avenue N.W.

Calgary, Alberta

Canada T2N 0A4

February 29, 2012

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  Sherry Haywood, Staff Attorney

Re:

Gysan Holdings, Inc.

Registration Statement Form S-1

Filed November 28, 2011

File No. 333-178199

[J&H File No. 3739.01]

Dear Ms. Haywood:

Gysan Holdings, Inc., as Registrant, hereby acknowledges the following in response to the Staff’s earlier comment letter dated December 21, 2011, which was issued in connection with the above-noted filing:

1.

Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Gysan Holdings, Inc.

By:  /s/  Winnie W.L. Fung

Winnie W.L. Fung, CFO

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